Exhibit 99.1

MATERIAL FACT

UPDATE ON DUAL LISTING

IN BRAZIL AND THE UNITED STATES

JBS S.A. (“JBS S.A” or the “Company” – B3: JBSS3, OTCQX: JBSAY) hereby informs its shareholders and the market, in accordance with the terms of article 157, paragraph 4 of Law No. 6,404/76, article 2 of Resolution CVM no. 44/21 of the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (“CVM”) and CVM Resolution No. 80/22, in addition to the material fact disclosed on July 12, 2023, that, in response to requests made by investors holding American Depositary Receipts of JBS S.A. (“ADRs”), the Company proposed a change in the structure of the Dual Listing to allow these investors to exercise their voting rights at the extraordinary general meeting that will deliberate on the transaction (“EGM”).

The Company continues to work on the preparation of the necessary documentation to call the EGM, which will be timely disclosed and will include such information about the presence and exercise of voting rights by the Company’s shareholders and ADR holders.

Completion of the transaction depends on several factors beyond the control of JBS N.V., JBS Participações and JBS S.A., and it is not possible to accurately estimate if and when the Dual Listing will be completed. However, JBS S.A., JBS Participações and JBS N.V. will endeavor their best efforts to conclude the Dual Listing by December 31, 2023.

JBS S.A. will keep its shareholders and the market informed about the Dual Listing, under the terms of the applicable regulations.

Additional information may be obtained from the Investor Relations Department of JBS S.A., by email ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, CEP 05118-100, São Paulo - SP or on the website of JBS S.A. (https://ri.jbs.com.br/).

No Offer or Request

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, September 04, 2023.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

Statements contained in this Material Fact (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS N.V. and JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

ADDITIONAL INFORMATION FOR US INVESTORS: This material fact is being released in respect of the proposed transaction. In connection with the proposed transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the proposed transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and prospectus regarding the proposed transaction and any other relevant materials carefully and in their entirety if and when they become available because they will contain important information about the proposed transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the Form F-4, the prospectus, the filings with the SEC that will be incorporated by reference into the prospectus as well as other filings containing information about the proposed transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department. This material fact does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.